NEWS RELEASE

Pan American Silver Provides 2025 Year End Exploration Update

Vancouver, B.C. – December 1, 2025 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American" or the "Company") released new drill results for its Jacobina, El Peñon, La Colorada, Huaron, Timmins, Minera Florida and Cerro Moro mines.
“In 2025, we continued to advance our long-term exploration strategy aimed at replacing and growing our mineral resources, with strong results across several key operations,” said Christopher Emerson, SVP Exploration and Geology. “At Jacobina, drilling to the north of the Maricota deposit is confirming the potential to expand the resource beyond currently defined limits. At El Peñon, drilling is identifying new mineralized structures both within the main mine area and at nearby targets, including Fortuna and the newly discovered Dominadora vein. At La Colorada, recent drilling in the eastern and deeper parts of the mine continues to return compelling grades and widths, and we are also advancing a highly prospective replacement-style target along the contact between limestone and volcanic rocks.”
Pan American's exploration program focuses on near-mine exploration and resource conversion throughout its portfolio of operating mines. This release provides an exploration update on the 333,830 metres that have been drilled at the mines referenced in this news release, which represents 70% of the total metres drilled for the period November 1, 2024 to October 30, 2025. The Company plans to drill a total of approximately 540,000 metres in 2025.
EXPLORATION HIGHLIGHTS:
All intercepts are reported as estimated true widths in metres ("m"). Please refer to the Drill Result Highlights Tables beginning on page seven of this news release for additional details.
•Jacobina – Exploration focused on the Maricota zone, with infill and exploration drilling building on the estimated 800 thousand ounces of inferred gold mineral resource defined in recent years. Exploration drill hole MRCEX00027A, returning 8.97m @ 5.67 g/t Au, incl. 3.07m @ 12.03 g/t Au and 6.51m @ 3.43 g/t Au, incl. 3.59m @ 5.59 g/t Au, has extended inferred mineral resources approximately 300m down dip and 300m along strike, where mineralization remains open. Surface drilling north of Maricota confirms geologic continuity into the Lagartixa target, representing a 1,400 metre long lower conglomerates package with Au-bearing reefs, indicated by drill hole LGX0010 that intercepted 6.59m @ 2.01 g/t Au, incl. 2.33m @ 3.61 g/t Au.
•El Peñon – Increased exploration in 2025 extended drilling of core mine structures and satellite deposits. At Pampa Campamento, mineralization was confirmed and extended to depth and toward the Magenta vein, with results including 1.40m @ 31.20 g/t Au, 81 g/t Ag (UIP0214) and 1.18m @ 26.19 /t Au, 221 g/t Ag (UIP0220). Economic mineralization was also confirmed in the under-explored lower andesite unit. At Pampa Sur NE splay, infill drilling yielded 0.75m @ 22.50 g/t Au, 855 g/t Ag (SIP0079) and 0.88m @ 24.52 g/t Au, 917 g/t Ag (SIP0087). Satellite deposits within 20 kilometres of the core mine reported key results, including:
◦Chiquilla Chica mine and newly discovered Dominador vein: 0.64m @ 0.78 g/t Au, 4,306 g/t Ag (SIH0041) and 2.30m @ 0.23 g/t Au, 1,349 g/t Ag and 2.10m @ 0.16 g/t Au, 569 g/t Ag (UEH0026), respectively.
◦Tostado Sur target: 1.22m @ 6,624 g/t Ag (SEZ0006).
◦Fortuna mine: 0.94m @ 63.76 g/t Au, 4,460 g/t Ag (SEF0002).
•La Colorada veins –infill and exploration drilling continue to build on the estimated 52.7 million ounces of newly identified inferred silver mineral resource across mineralization styles, as described in the September 8, 2025 and September 11, 2025 news releases. The expansion of the mineral resource is the result of successful exploration campaigns targeting the eastern extensions of multiple high-grade veins along the NC2 and Mariana vein systems. A key contribution to the recent exploration success is the

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discovery of new southeastern contact-related replacement style mineralization, as described in the September 11, 2025 news release. Drilling has expanded this high potential target over an approximate 500 metre x 200 metre area beneath the NC2-Marianna vein system with notable results including: 15.7m @ 201 g/t Ag, 0.91 g/t Au, 1.89% Pb, 2.76% Zn (U-131-25) and 3.71m @ 241 g/t Ag, 0.56 g/t Au, 2.96% Pb, 9.27% Zn (U-128-25).
•Timmins Projects (Whitney and Vogel) – at Whitney, drilling targeted remnant mineralization in unmined veins and wall rock near historic stopes at the Bonwhit, Broulan, and Hallnor deposits, indicating mineral resource potential. Infill drilling was completed at the Vogel deposit. Significant results include:
◦Bonwhit: 0.42m @ 67.50 g/t Au (TW24-814); 0.47m @ 46.10 g/t Au (TW24-822).
◦Broulan Reef: 1.15m @ 399.43 g/t Au incl. 0.34m @ 1,350.00 g/t Au (WHT-25-855); 0.55m @ 61.80 g/t Au (WHT-25-835); 2.89m @ 36.44 g/t Au incl. 0.38m @ 270.00 g/t Au (WHT-25-848).
◦Hallnor: 4.03m @ 6.47 g/t Au (WHT-25-870); 15.76m @ 1.33 g/t Au (WHT-25-865).
◦Vogel: 6.50m @ 9.98 g/t Au incl. 0.48m @ 116.00 g/t Au (V-25-96D); 2.05m @ 31.62 g/t Au incl. 0.51m @ 121.00 g/t Au (V-25-96E).
•Huaron - Drilling in the Horizonte zone extended mineral resources east of the Cometa Ramal vein, while exploration of the northern Pozo D structure yielded thick polymetallic intercepts. Significant results include: 1.57m @ 627 g/t Ag, 15.46% Pb and 10.22% Zn (U-125-24 - Cometa Ramal); 10.50m @ 261 g/t Ag, 6.96% Pb and 7.25% Zn (U-136-24 - Cometa Ramal); 3.40m @ 312 g/t Ag, 1.96% Cu, 1.17% Pb, 6.39% Zn (U-098-25 – Pozo D), 6.30m @ 176 g/t Ag, 0.12% Cu, 0.97% Pb, 8.65% Zn (U-104-25 – Pozo D).
•Minera Florida – infill and exploration drilling within the main mine area, encompassing over 50 economically important structures associated with five primary district trends, continue to extend mineralization beyond the current inferred mineral resources, underscoring the potential to extend mine life. Drill highlights include: 1.06m @ 20.19 g/t Au, 11 g/t Ag, 0.28% Zn (ALH5025-Maqui Norte); 1.2m @ 23.60 g/t Au, 10 g/t Ag, 0.45% Zn (ALH 5034 – Sat Mila 12); 1.13m @ 22.4 g/t Au, 18 g/t Ag, 0.03% Zn (ALH 4845 – Las Lauras); 1.39m @ 18.71 g/t Au, 17 g/t Ag, 1.57% Zn (ALH4976 – Sorpresa); 1.05m @ 18.75 g/t Au, 86 g/t Ag, 1.16% Zn (ALH 4736 - Peque 3); and 1.49m @ 15.39 g/t Au, 11 g/t Ag, 0.95% Zn (ALH4653-Lorena).
•Cerro Moro - shallow exploration and infill drilling at the recent Naty Condor discovery, located 11 kilometres southwest of the mine complex, generated notable results: 17.95m @ 13.51 g/t Au, 228 g/t Ag, incl. 2.94m @ 55.14 g/t Au, 956 g/t Ag (MD4812); 16.80m @ 9.24 g/t Au, 36 g/t Ag (MD5153); 0.59m @ 99.60 g/t Au, 3,167 g/t Ag and 9.25m @ 10.16 g/t Au, 101 g/t Ag (MD5147); and 17.85m @ 21.84 g/t Au, 975 g/t Ag, incl. 6.24m @ 34.16 g/t Au, 1,254 g/t Ag (MD5037).
SUMMARY OF EXPLORATION RESULTS
Jacobina mine, Brazil
The Jacobina mine is an underground paleo placer gold mine located in the state of Bahia in northeastern Brazil. The mine complex and resources extend over eight kilometres with exploration targets extending over an eight kilometre trend of conglomerate reefs hosting gold mineralization, many of which remain open to depth and along strike.
•For the period November 2024 to October 2025, exploration drilling totaled 56,074 metres, focused mainly on infill drilling and extension of mineral resources across seven of the known deposits. Exploratory drilling of Lagartixa and Canavieiras Extension, north of Maricota and Canavieiras North Mine, respectively, represent new target areas north of the classified mineral resources with significant potential to add new mineral resources.
•Infill drilling at the Morro do Vento deposit has extended high-grade zones in the central upper conglomerate. Significant intercepts include: 9.42m @ 3.39 g/t Au, incl. 4.16m @ 6.00 g/t Au

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(MVTEX00227); 2.49m @ 39.67 g/t Au (MVTEX00236); 5.99m @ 6.89 g/t Au (MVTEX00234). In the lower conglomerate where mineralization remains mostly open to depth, infill drilling highlights included: 5.50m @ 3.75 g/t Au, incl. 1.90m @ 8.52 g/t Au (MVTEX00228).
•Infill and exploration drilling at the Maricota deposit continue to confirm the continuity and grade of mineralization in the lower conglomerate and to extend mineralization to depth and along strike. Exploration drilling highlights include: 8.97m @ 5.67 g/t Au, incl. 3.07m @ 12.03 g/t Au and 6.51m @ 3.43 g/t Au, incl. 3.59m @ 5.59 g/t Au (MRCEX00027A). Hole MRCEX00027A extends inferred mineral resources at Maricota approximately 300 metres down dip and 300 metres along strike, representing an opportunity to add mineral reserves and mineral resources close to existing underground infrastructure. Maricota remains a focus of ongoing exploration.
•Infill drilling at the Joao Belo Sul deposit continued to confirm the continuity of mineralization at shallower levels and in the connector zone with Joao Belo Norte, where exploration drilling is extending mineralization to depth. At Joao Belo Sul, drilling highlights include: 3.68m @ 4.95 g/t Au (JBS00101); 7.28m @ 3.40 g/t Au, incl. 2.06m @ 10.34 g/t Au (JBS00098); and 7.20m @ 3.31 g/t Au, incl. 1.98m @ 8.98 g/t Au (JBS00107). At Joao Belo Norte, highlights include: 1.86m @ 4.52 g/t Au and 1.23m @ 6.01 g/t Au (JBEX00129).
•At the Morro do Cuscuz deposit, infill drilling near the boundary with Maricota confirmed the high-grade nature of mineralization in this sector. Highlights include: 4.36m @ 14.43 g/t Au (MRCEX00081); 3.02m @ 20.58 g/t Au (MRCEX00082); 6.47m @ 5.65 g/t Au, incl. 2.14m @ 11.10 g/t Au (MCZEX00019); and 4.41m @ 22.25 g/t Au (MCZEX00020).
•At the Serra do Corrego deposit, infill drilling returned positive results, including: 16.81m @ 4.85 g/t Au (SCOEX00021); 2.10m @ 6.31 g/t Au and 2.51m @ 17.02 g/t Au (SCOEX00023).
•At the Lagartixa target, surface exploration drilling directly north of Maricota returned positive initial results, including: 6.59m @ 2.01 g/t Au, incl. 2.33m @ 3.61 g/t Au (LGX00010). These results confirm the continuation of the Maricota geology into the Lagartixa target along an approximate 1,400 metre strike length hosting the lower conglomerate reefs.
El Peñon mine, Chile
El Peñon is a large, high-grade gold-silver epithermal system located in the Antofagasta region of northern Chile.
•For the period November 2024 to October 2025, exploration drilling totaled 94,825 metres, including 60,600 metres of infill drilling aimed at converting inferred mineral resources to the indicated category at all principal veins, including Pampa Campamento. Additionally, 34,225 metres of exploration drilling was completed to delineate new inferred mineral resources.
•Drilling at Pampa Campamento within the intrusive and lower andesite sequence continues to confirm and extend mineralization to depth and north toward the Magenta vein. Infill drill highlights include: 1.40m @ 31.20 g/t Au, 81 g/t Ag (UIP0214); 0.76m @ 61.00 g/t Au, 191g/t Ag (UIP0221); 1.18m @ 26.19 g/t Au, 221 g/t Ag (UIP0220); 1.30m @ 8.34 g/t Au, 265 g/t Ag and 0.44m @ 108.74 g/t Au, 606 g/t Ag (-10 splay) (UIP0235). At the adjacent Pampa Campamento Diagonal Sur splay vein, infill drilling returned 1.30m @ 10.06 g/t Au, 378 g/t Ag (UIP0193). Mineralization within the lower andesite unit now extends more than 200 metres below the rhyolite contact, underscoring the mineral potential of this underexplored stratigraphic level across the mine. Exploration drilling highlights at Pampa Campamento include: UEP0078, with 1.05m @ 13.13 g/t Au, 97 g/t Ag and 0.78m @ 5.50 g/t Au, 262 g/t Ag (+5 splay); UEP0070, with 0.49m @ 8.36 g/t Au, 399 g/t Ag; and UEP0086, with 0.78m @ 8.52 g/t Au, 72 g/t Ag. Mineralization at Pampa Campamento now spans nearly 800 metres vertically. The implications of these deeper results are under evaluation and may suggest mineralization potential at greater depths in other veins.
•Exploration and infill drilling in the central core mine area yielded strong results from principal and secondary structures. Highlights at Vista Norte and Diablada include: 0.80m @ 15.50 g/t Au, 437 g/t Ag

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(Vista Norte), 0.57m @ 13.50 g/t Au, 31 g/t Ag (Diablada) and 0.83m @ 8.52 g/t Au, 250 g/t Ag (Vista Norte) (UIV0088); 0.50m @ 309.20 g/t Au, 285 g/t Ag (UIV0098 - Vista Norte); 1.20m @ 8.46 g/t Au, 34 g/t Ag (UEV0043 - Vista Norte); 1.45m @ 8.22 g/t Au, 22 g/t Ag (UIV0094 - Diablada); and at Dorada FW: 0.44m @ 22.40 g/t Au, 370 g/t Ag (UED0082); 0.83m @ 116.49 g/t Au, 230 g/t Ag and 0.69m @ 9.70 g/t Au, 101 g/t Ag (UED0083). These results highlight the potential for secondary structures at the main core mine structures to add mineral resources near existing mine infrastructure.
•At the Chiquilla Chica mine and the recently discovered Dominadora vein to the north, infill and exploration drilling continue to return positive results. Drill highlights at Chiquilla Chica include: 0.64m @ 0.78 g/t Au, 4,306 g/t Ag (SIH0041); 0.84m @ 0.46 g/t Au, 1,270 g/t Ag (SIH0042); and 0.70m @ 0.95 g/t Au, 976 g/t Ag (UIH0073); at Dominadora: 2.30m @ 0.23 g/t Au, 1,349 g/t Ag and 2.10m @ 0.16 g/t Au, 569 g/t Ag (UEH0026); 0.95m @ 0.21 g/t Au, 3,306 g/t Ag (UEH0027); 2.20m @ 0.84 g/t Au, 992 g/t Ag (SEH0012); and 0.77m @ 8.76 g/t Au, 1,443 g/t Ag (UEH0028). Exploration drilling east of Dominadora returned 0.60m @ 0.01 g/t Au, 1,091 g/t Ag (UEH0037), interpreted as a new parallel structure located approximately 700 metres east of Dominadora.
•Drilling in the Peñon Sur sector south of the core mine area continued to return positive results. Infill drilling at the recently defined Pampa Sur NE splay returned 0.75m @ 22.50 g/t Au, 855 g/t Ag (SIP0079), 2.44m @ 4.75 g/t Au, 338 g/t Ag (SIP0080); and 0.88m @ 24.52 g/t Au, 917 g/t Ag (SIP0087). At Pampa Sur, highlights include: infill drill hole SIP0091, with 0.95m @ 7.68 g/t Au, 499 g/t Ag; and exploration drill hole UEO0040, returning 0.96m @ 7.80 g/t Au, 6 g/t Ag.
•Exploration and infill drilling on other structures at El Peñon continue to generate significant results, including from the silver-rich Tostado Sur target and Fortuna mine, located approximately 20 kilometres and nine kilometres southwest of El Peñon, respectively. Drill highlights from these areas include: 0.98m @ 0.03 g/t Au, 1,334 g/t Ag (SEZ003) and 1.22m @ 0.03 g/t Au, 6,624 g/t Ag (SEZ0006) at Tostado; and 0.94m @ 63.76 g/t Au, 4,460 g/t Ag (SEF0002) at Fortuna. Drilling at Fortuna is testing the down plunge extension of higher-grade mineral shoots, which remain open to depth.
La Colorada mine, Mexico
The La Colorada mine is a silver-rich polymetallic operation located in the state of Zacatecas, Mexico.
•For the period July 2025 to October 2025, the Company completed 22,996 metres of exploration drilling, successfully building on the estimated 52.7 million ounces of inferred silver mineral resources in all mineralization styles, as described in the news releases dated September 8, 2025 and September 11, 2025.
•On the eastern extension of the NC2 vein, infill and exploration drilling continued to confirm grade and structure, extending mineralization along strike to the east and to depth beyond current mineral resources. Highlights include: 2.86m @ 578 g/t Ag, 0.30 g/t Au, 0.31% Pb, 0.72% Zn (S-126-25), 2.25m @ 683 g/t Ag, 0.27 g/t Au, 0.80% Pb, 1.71% Zn (S-83-25), 1.84m @ 437 g/t Ag, 0.15 g/t Au, 4.54% Pb, 1.83% Zn (S-136-25), 1.17m @ 581 g/t Ag, 0.54 g/t Au, 3.07% Pb, 5.80% Zn (U-157-25).
•Exploration and infill drilling on the east extension of the Mariana vein continue to return strong results from both the main and footwall splay structures. Highlights include: 2.45m @ 1,442 g/t Ag, 3.73 g/t Au, 1.12% Pb, 2.62% Zn (U-141-25), 2.37m @ 952 g/t Ag, 0.30 g/t Au, 5.97% Pb, 11.40% Zn (U-128-25), 2.86m @ 519 g/t Ag, 1.01 g/t Au, 2.00% Pb, 3.27% Zn (U-137-25) and 2.03m @ 673 g/t Ag, 0.27 g/t Au, 2.71% Pb, 5.14% Zn (U-144-25).
•Based on the mineral reserves and mineral resources reported as at June 30, 2025, several new structures have been defined. The East 1.5 vein is now defined between the Intermedia Este and Intermedia Este 2 veins. The Sofia vein is modeled as an antithetic structure between the San Geronimo and NC2 vein systems. Both the Jade and Rubi veins occur as splay veins within the hanging wall of the NC2 vein. Significant results include:

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◦Intermedia Este 1.5 vein: 0.38m @ 1,018 g/t Ag, 0.29 g/t Au, 0.39% Pb, 0.31% Zn (U-137-25) and 0.69m @ 495 g/t Ag, 0.55 g/t Au, 6.83% Pb, 8.81% Zn (U-123-25).
◦Sofia vein: 0.44m @ 1,994 g/t Ag, 0.16 g/t Au, 2.06% Pb, 5.39% Zn (U-164-25) and 0.8m @ 326 g/t Ag, 0.19 g/t Au, 4.09% Pb, 11.51% Zn (U-143-25).
◦Jade vein: 1.20m @ 2,096 g/t Ag, 0.45 g/t Au, 3.16% Pb, 7.51% Zn (U-164-25) and 1.38m @ 292 g/t Ag, 0.28 g/t Au, 5.11% Pb, 11.01% Zn (U-154-25).
◦Rubi vein: 1.21m @ 372 g/t Ag, 0.21 g/t Au, 3.81% Pb, 6.61% Zn (U-145-25) and 0.95m @ 417 g/t Ag, 0.25 g/t Au, 0.14% Pb, 0.14% Zn (S-83-25).
•A key contributor to recent exploration success at La Colorada is the discovery of new southeastern contact-related replacement-style mineralization, as detailed in the September 11, 2025 news release. Drilling has expanded this high-potential target north of the San Geronimo/Cristina corridor to an approximate 500 metre x 200 metre area beneath the NC2 and Marianna veins, with notable intercepts including: 15.70m @ 201 g/t Ag, 0.91 g/t Au, 1.89% Pb, 2.76% Zn (U-131-25), 3.71m @ 241 g/t Ag, 0.56 g/t Au, 2.96% Pb, 9.27% Zn (U-128-25) and 2.98m @ 242 g/t Ag, 0.25 g/t Au, 1.73% Pb, 6.18% Zn (U-143-25).
Huaron mine, Peru
The Huaron mine is a polymetallic (Zn-Pb-Ag-Cu) deposit situated in the Pasco Department of central Peru.
•For the period November 2024 to October 2025, a total of 35,844 metres of exploration drilling was completed, including 27,064 metres focused on delineating new inferred mineral resources, and 8,780 metres of infill drilling aimed at converting inferred mineral resources to the indicated category.
•High-grade polymetallic mineralization within the Cometa Ramal vein (Horizonte zone) was extended 200 metres along strike and 300 metres to depth with 22 drillholes. The zone remains open at depth to the east. Results include: 1.57m @ 627 g/t Ag, 0.09% Cu, 15.46% Pb, 10.22% Zn (U-125-24), 10.50m @ 261 g/t Ag, 0.11% Cu, 6.96% Pb, 7.25% Zn (U-136-24), and 4.00m @ 182 g/t Ag, 0.09% Cu, 4.69% Pb, 8.08% Zn (U-131-24).
•Drilling extended the Fastidiosa vein 100 metres on strike to the east and 90 metres below current mine workings. Notable results include: 4.80m @ 272 g/t Ag, 0.76% Cu, 3.61% Pb, 2.07% Zn (U-094-25), 1.40m @ 224 g/t Ag, 0.03% Cu, 7.66% Pb, 4.26% Zn (U-089-25), 3.05m @ 195 g/t Ag, 0.63% Cu, 4.16 % Pb, 2.11% Zn (U-070-25).
•The Pozo D Ramal Norte vein returned thick high-grade results along a 150 metre extension of mineralization west of the main structure, which are expected to result in converting inferred mineral resources to indicated mineral resources. Highlights include: 3.40m @ 312 g/t Ag, 1.96% Cu, 1.17% Pb, 6.39% Zn (U-098-25), 5.40m @ 394 g/t Ag, 0.34% Cu, 0.12% Pb, 1.24% Zn (U-093-25), 6.30m @ 176 g/t Ag, 0.12% Cu, 0.97% Pb, 8.65% Zn (U-104-25).
Timmins projects (Whitney and Vogel), Canada
Pan American's Timmins West and Bell Creek mines are located near Timmins, Ontario. The Whitney project is situated 4.5 kilometres south of the Bell Creek processing plant. The Hallnor/Bonetal and Broulan Reef/Bonwhit zones are referenced in Pan American's mineral reserves and mineral resources reported as at June 30, 2025, under the Whitney project, which is a joint venture operated by Pan American.
•Drilling at Whitney comprised 64 holes totaling 19,489 metres, and tested mineralization remaining in both unmined veins and the wall rock of mined stopes in the Upper Hallnor, Broulan Reef zones and Bonwhit zones 500 metres east of Broulan Reef.
•The drilling at Bonwhit comprised 11 holes totaling 4,437 metres; results confirm historic mineral resource shapes and in some cases, intersected mineralization outside the current models, including: 0.42m @ 67.50 g/t Au (TW24-814), and 0.47m @ 46.10 g/t Au (TW24-822).

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•Drilling at Hallnor comprised two holes totaling 1,056 metres to evaluate remaining mineralization in unmined veins and the wall rock adjacent to previously mined stopes in the upper Hallnor zone. Significant intercepts include: 15.76m @ 1.33 g/t Au (WHT-25-865) and 4.03m @ 6.47 g/t Au (WHT-25-870).
•Drilling at Broulan Reef comprised 51 holes totaling 13,996 metres, targeting shallow areas with historic mineral resource estimates. Results confirmed historic shapes and intersected mineralization outside the current models in some instances. Significant intercepts include:
◦0.55m @ 61.80 g/t Au (drill hole WHT-25-835), 4.94m @ 4.32 g/t Au, incl. 0.93m @ 13.33 g/t Au (WHT-25-839), 2.89m @ 36.44 g/t Au incl. 0.38m @ 270 g/t Au (WHT-25-848), 1.15m @ 399.43 g/t Au incl. 0.34m @ 1350.00 g/t Au (WHT-25-855)
◦3.15m @ 11.75 g/t Au incl. 0.36m @ 89.50 g/t Au (WHT-25-859), and 16.97m @ 6.18 g/t Au incl. 0.41m @ 34.60 g/t Au(WHT-25-876).
•The Vogel project is located approximately 1.5 kilometres east-southeast of the Bell Creek processing plant. Previously assessed as an open pit operation with an underground component, the project was remodeled in early 2025 solely for underground mining. Drilling from July to October 2025 comprised 10 holes totaling 4,124 metres testing mineralization approximately 100 metres to 200 metres below current mineral resources. Many assays are pending with significant assays received to date including: 6.50m @ 9.98 g/t Au incl. 0.48m @ 116.00 g/t Au (V-25-96D), and 2.05m @ 31.62 g/t Au incl. 0.51m @ 121.00 g/t Au (V-25-96E).
Minera Florida mine, Chile
Minera Florida is an epithermal to mesothermal gold-silver-zinc underground mine located in the coastal region of central Chile, southwest of Santiago.
•For the period November 2024 to October 2025, a total of 69,838 metres of infill and exploration drilling was completed across several core mine structures, including: Lorena-Peque, Mila, Lo Balta-Sorpresa-Centenario Superior, Maqui Norte, PBE, Don Leopoldo, Las Lauras, and others.
•At Lorena and Peque, infill and exploration drilling confirmed mineralization continuity and grade extending along strike and to depth from the current mineral resources. Drilling highlights include: 2.63m @ 4.59 g/t Au, 6 g/t Ag, 2.80% Zn (ALH4659-Lorena); 1.49m @ 15.39 g/t Au, 11 g/t Ag, 0.95% Zn (ALH4653-Lorena); 1.30m @ 8.09 g/t Au, 6 g/t Ag, 3.12% Zn (ALH4664-Lorena); 1.10m @ 17.18 g/t Au, 69 g/t Ag, 0.06% Zn (ALH4782-Peque); 1.79m @ 6.06 g/t Au, 47 g/t Ag, 0.07% Zn (Peque) and 1.05m @ 18.75 g/t Au, 86 g/t Ag, 1.16% Zn at Peque 3 (ALH4736); 0.84m @ 12.63 g/t Au, 17 g/t Ag, 4.78% Zn (ALH4679-Peque 3).
• At Maqui Norte, infill and exploration drilling generated new inferred and indicated mineral resource, extending approximately 150 metres north of the reported mineral reserves and infrastructure. The structure remains open down-dip and along approximately 300 metres strike length to the north to the PBE vein intersection. Drilling highlights include: 1.66m @ 11.34 g/t Au, 48 g/t Ag, 2.06% Zn (ALH5065); and 1.06m @ 20.19 g/t Au, 11 g/t Ag, 0.28% Zn (ALH5025-Maqui C IV).
•At Don Leopoldo Sur, infill and exploration drilling extended mineralization approximately 50 metres below current mine infrastructure. Highlights include: 1.84m @ 5.03 g/t Au, 11 g/t Ag, 3.11% Zn (ALH5059); and 1.98m @ 9.56 g/t Au, 18 g/t Ag, 8.37% Zn (ALH5035). Mineralization remains open at depth at Don Leopoldo Sur and W, with future drilling planned.
•At Lo Balta, exploration and infill drilling extended inferred mineral resource and indicated mineral resource approximately 150 metres east along Lo Balta and Cipres structures, with an additional 150 metre strike potential open to the Centenario vein intersection. Key results include: exploration drill hole ALH4691 at Lo Balta, with 1.08m @ 8.78 g/t Au, 13 g/t Ag, 1.55% Zn; infill drill holes ALH4773, Lo Balta Norte vein, with 0.82m @ 15.15 g/t Au, 28 g/t Ag, 7.36% Zn; ALH4804, Cipres vein, with 0.91m @ 16.60 g/t Au, 73 g/t Ag, 2.39% Zn; and 3.28m @ 13.84 g/t Au, 11 g/t Ag, 1.42% Zn (Centenario 1 vein – ALH5009).

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Cerro Moro, Argentina
Cerro Moro is an underground and open pit epithermal gold-silver mine located in the Patagonia region of southern Argentina.
•For the period November 2024 to October 2025, exploration drilling totaled 34,764 metres, including 28,871 metres of infill drilling targeting conversion of inferred mineral resource, 4,544 metres of exploration drilling to delineate new inferred mineral resources, and 1,349 metres of exploratory drilling to identify new mineralization. Efforts focused primarily on defining and expanding the new Naty Condor discovery (approximately 11 kilometres south of the operation.). Additionally, drilling was carried out along the 3.5 kilometre-long Nini core mine structure, and on the newly defined Vein 4 structure at the Naty open pit, approximately 23 kilometres south-southwest of the operation.
•Naty Condor, discovered in late 2023 with initial drilling in mid-2024, features mineralization along an approximately 700 metre long northwest-trending corridor, delineated to depths of 50 to 90 metres below surface within multiple coalescing structures that form wide, often high-grade zones. Mineralization is hosted by and proximal with the contact between bedded sedimentary strata and felsic volcaniclastic rocks. Mineralization remains partially open to depth and along strike to the northwest and southeast. Notable intercepts include: 17.95m @ 13.51 g/t Au, 228 g/t Ag, incl. 2.94m @ 55.14 g/t Au, 956 g/t Ag (MD4812); 10.35m @ 8.22 g/t Au, 265 g/t Ag (MD4951); 16.80m @ 9.24 g/t Au, 36 g/t Ag (MD5153); 0.59m @ 99.60 g/t Au, 3,167 g/t Ag and 9.25m @ 10.16 g/t Au, 101 g/t Ag (MD5147); 10.54m @ 14.00 g/t Au, 137 g/t Ag, incl. 0.90m @ 87.60 g/t Au, 280 g/t Ag (MD4881); 20.27m @ 4.20 g/t Au, 69 g/t Ag, incl. 1.45m @ 29.66 g/t Au, 71 g/t Ag (MD5046); and 17.85m @ 21.84 g/t Au, 975 g/t Ag, incl. 6.24m @ 34.16 g/t Au, 1,254 g/t Ag (MD5037).
•At the Nini zone, shallow infill and exploration drilling returned positive results, which are expected to add new mineral resources to be reported as at June 30, 2026. Drilling highlights include: 1.37m @ 6.50 g/t Au, 777 g/t Ag (MD4936); 4.64m @ 9.51 g/t Au, 564 g/t Ag (MD4943); 1.28m @ 6.36 g/t Au, 1,167 g/t Ag (MD4976); and 1.84m @ 31.91 g/t Au, 1,095 g/t Ag (MD5129).
•Drill results from the Naty mine Vein 4 include: 1.94m @ 3.58 g/t Au, 176 g/t Ag (MD4979); and 0.92m @ 4.26 g/t Au, 387 g/t Ag (MD5051). Vein 4 is a new structure at the western margin of the Naty open pit that remains open to depth and along strike.
DRILL RESULT HIGHLIGHTS TABLES
Jacobina, Brazil
The following table provides infill and exploration drill result highlights for the Jacobina mine for the period November 2024 to October 2025. Full infill and exploration drill results not included in this table, together with cross sections and plans, are available at https://panamericansilver.com/operations/gold-segment/jacobina ./

Hole No.	Sector	Reef	Incl.	From (m)	To (m)	Interval (m)	Est. True Width (m)	Au g/t
JBS00101	Joao Belo Sur	LMPC		522.50	529.72	7.22	3.68	4.95
JBS00098	Joao Belo Sur	LVLPC		281.83	289.50	7.67	7.28	3.40
			incl.	281.83	284.00	2.17	2.06	10.34
JBS00107	Joao Belo Sur	LVLPC		329.00	336.87	7.87	7.20	3.31
			incl.	329.84	332.00	2.16	1.98	8.98
JBEX00129	Joao Belo Norte	OFF_ R		264.50	266.00	1.50	1.23	6.01
				443.00	445.00	2.00	1.86	4.52
JBEX00134	Joao Belo Norte	LMPC		312.80	321.00	8.20	4.42	2.66
JBEX00135	Joao Belo Norte	FW		413.50	416.05	2.55	1.33	4.64

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Hole No.	Sector	Reef	Incl.	From (m)	To (m)	Interval (m)	Est. True Width (m)	Au g/t
MVTEX00227	Morro do Vento	MU		224.65	238.22	13.57	9.42	3.39
			incl.	225.00	231.00	6.00	4.16	6.00
MVTEX00228	Morro do Vento	FW		243.00	250.60	7.60	5.50	3.75
			incl.	247.67	250.60	2.93	1.90	8.52
MVTEX00234	Morro do Vento	LVLPC		241.00	248.03	7.03	5.99	6.89
MVTEX00236	Morro do Vento	LU		222.58	225.50	2.92	2.49	39.67
MVTEX00239	Morro do Vento	HOL		156.91	160.60	3.69	3.08	9.10
MVTEX00238A	Morro do Vento	LVLPC		148.88	160.43	11.55	10.50	3.02
				187.19	191.73	4.54	4.13	6.63
MVTEX00246	Morro do Vento	LVLPC		188.59	194.50	5.91	4.53	5.04
MVTEX00255	Morro do Vento	LVLPC		235.50	246.00	10.50	6.67	4.48
MRCEX00027A	Maricota	MR		383.03	394.39	11.36	8.97	5.67
			incl.	390.50	394.39	3.89	3.07	12.03
		FW		401.73	409.97	8.24	6.51	3.43
			incl.	401.73	406.27	4.54	3.59	5.59
MRCEX00054	Maricota	BAS		628.50	632.00	3.50	2.31	5.24
MRCEX00056	Maricota	FW		129.00	138.20	9.20	8.74	5.86
			incl.	130.00	133.50	3.50	3.33	13.35
MRCEX00070	Maricota	FW		300.77	317.44	16.67	11.94	2.44
			incl.	313.00	317.44	4.44	3.17	5.79
MRCEX00088	Maricota	BAS		563.75	565.00	1.25	1.21	34.35
MRCEX00075	Maricota	FW		488.30	497.50	9.20	9.01	3.61
			incl.	492.89	496.00	3.11	3.04	8.54
MRCEX00095	Maricota	FW		353.74	359.25	5.51	4.04	7.05
			incl.	356.50	359.00	2.50	1.83	14.85
SCOEX00021	Serra do Corrego	ITV_VALE		3.10	32.50	29.40	16.81	4.85
SCOEX00023	Serra do Corrego	ITV_VALE		29.70	35.00	5.30	2.51	17.02
		HOL		115.90	118.50	2.60	2.10	6.31
MCZEX00019	Morro do Cuscuz	HW		330.55	341.00	10.45	6.47	5.65
			incl.	332.50	336.00	3.50	2.14	11.10
MCZEX00020	Morro do Cuscuz	FW		362.00	369.00	7.00	4.41	22.25
MRCEX00081	Morro do Cuscuz	FW		214.00	218.50	4.50	4.36	14.43
MRCEX00082	Morro do Cuscuz	FW		228.50	232.00	3.50	3.02	20.58
CANEX00150	Canavieiras Norte	MAN		157.90	160.40	2.50	1.94	2.82
LGX00010	Lagartixa	MR		431.00	440.50	9.50	6.59	2.01
				431.00	434.35	3.35	2.33	3.61
El Peñon Chile
The following table provides infill and exploration drill result highlights for the El Peñon mine for the period November 2024 to October 2025. Full infill and exploration drill results not included in this table, together with longitudinal sections and plans, are available at: https://panamericansilver.com/operations/gold-segment/el-penon/.

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Hole No.	Vein	From (m)	To (m)	Interval (m)	Est. True Width (m)	Au (g/t)	Ag (g/t)
SEF0002	Fortuna	385.41	386.90	1.49	0.94	63.76	4,460
SEH0012	Dominadora	239.00	241.60	2.60	2.20	0.84	992
SEZ0003	Tostado Sur	27.95	28.93	0.98	0.98	0.03	1,334
SEZ0006	Tostado Sur	18.00	19.30	1.30	1.22	0.03	6,624
SIE0023	Esmeralda Sur	98.00	100.00	2.00	0.90	10.40	558
SIF0007	Fortuna Este	143.70	144.30	0.60	0.55	17.30	832
SIF0008	Fortuna Este	116.00	120.00	4.00	0.80	8.78	702
SIH0041	Chiquilla Chica (C1)	209.60	211.05	1.45	0.64	0.78	4,306
SIH0042	Chiquilla Chica (C1)	188.50	190.15	1.65	0.84	0.46	1,270
SIP0079	Pampa Sur NE	417.65	419.16	1.51	0.75	22.50	855
SIP0080	Sorpresa Sur Sur	228.00	232.00	4.00	2.44	4.75	338
SIP0087	Pampa Sur NE	419.25	420.78	1.53	0.88	24.52	917
SIP0091	Pampa Sur	390.00	391.78	1.78	0.95	7.68	499
UED0082	Dorada FW	16.89	17.46	0.57	0.44	22.40	370
UED0083	DORADA FW (-9)	43.08	43.85	0.77	0.69	9.70	101
	DORADA FW (-7)	45.40	46.32	0.92	0.83	116.49	230
UEH0026	Dominadora	50.77	55.67	4.90	2.30	0.23	1,349
	Dominadora	77.00	82.20	5.20	2.10	0.16	569
UEH0027	Dominadora	35.77	36.94	1.17	0.95	0.21	3,306
UEH0028	Dominadora	46.00	46.90	0.90	0.77	8.76	1,443
UEH0037	Dominadora Bloque Este	752.55	753.20	0.65	0.60	0.01	1,091
UEO0040	Pampa Sur	894.00	895.00	1.00	0.96	7.80	6
UEP0070	Pampa Campamento	243.93	244.70	0.77	0.49	8.36	399
UEP0078	Pampa Campamento	376.26	378.25	1.99	1.05	13.13	97
	Pampa Campamento (+5)	382.00	383.65	1.65	0.78	5.50	262
UEP0086	Pampa Campamento	445.67	447.00	1.33	0.78	8.52	72
UEV0043	Vista Norte	88.62	90.29	1.67	1.20	8.46	34
UIH0073	Chiquilla Chica	109.58	110.73	1.15	0.70	0.95	976
UIP0193	P. Camp Diagonal sur	143.64	146.37	2.73	1.30	10.06	378
UIP0205	Pampa Campamento	283.60	286.00	2.40	1.40	13.35	242
UIP0214	Pampa Campamento	306.00	308.50	2.50	1.40	31.20	81
UIP0220	Pampa Campamento	181.13	183.00	1.87	1.18	26.19	221
UIP0221	Pampa Campamento	152.18	153.66	1.48	0.76	61.00	191
UIP0227	Pampa Campamento	224.00	225.25	1.25	0.81	21.48	1,304
UIP0235	Pampa Campamento (-10)	335.55	336.34	0.79	0.44	108.74	606
	Pampa Campamento	360.75	362.85	2.10	1.30	8.34	265
UIQ0017	Colorada Sur	118.50	119.00	0.50	0.41	25.23	116
UIR0188	Providencia	108.00	109.00	1.00	0.79	13.37	2,707
UIU0056	Abundancia W	19.87	21.17	1.30	1.02	17.89	23
UIV0088	Diablada	96.10	96.74	0.64	0.57	13.50	31
	Vista Norte	225.50	226.70	1.20	0.80	15.50	437
	Vista Norte	232.00	233.30	1.30	0.83	8.52	250
UIV0094	Diablada	102.00	103.80	1.80	1.45	8.22	22

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Hole No.	Vein	From (m)	To (m)	Interval (m)	Est. True Width (m)	Au (g/t)	Ag (g/t)
UIV0095	Diablada	104.35	106.58	2.23	1.10	7.41	36
	Vista Norte	262.03	262.58	0.55	0.27	27.20	28
UIV0098	Vista Norte	256.90	257.40	0.50	0.50	309.20	285
La Colorada, Mexico
The following table provides the drill result highlights for the La Colorada mine for the period July 2025 to October 2025. Full drill results not included in this table, together with cross sections and plans, are available at: https://panamericansilver.com/operations/silver-segment/la-colorada/.

Hole ID	Vein	From (m)	To (m)	Interval (m)	Est. True Width (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
S-109-25	Natalia Vein	916.05	919.85	3.8	2.18	343	0.18	8.16	12.65
S-110-25	Cristina Vein	358.95	360.75	1.8	1.56	264	1.15	9.97	7.14
S-126-25	NC2 East Vein	497.80	501.10	3.3	2.86	578	0.30	0.31	0.72
S-136-25	NC2 East Vein	665.60	668.20	2.6	1.84	437	0.15	4.54	1.83
S-83-25	Mariana Vein	465.85	466.05	0.2	0.19	5,110	0.31	1.79	4.62
S-83-25	Rubi Vein	538.50	539.60	1.1	0.95	417	0.25	0.14	0.35
S-83-25	NC2 East Vein	546.50	550.00	3.5	2.25	683	0.27	0.80	1.71
U-122-25	Mariana Vein	102.85	109.30	6.45	3.23	229	0.12	0.99	1.82
U-122-25	Int Este 1.5 Vein	111.85	112.95	1.1	0.78	462	0.29	2.20	3.80
U-123-25	Int Este 1.5 Vein	100.65	101.45	0.8	0.69	495	0.55	6.83	8.81
U-127-25	Volc / Sed Contact (North)	89.95	91.20	1.25	0.53	255	1.08	7.47	8.10
U-127-25	Mariana Vein	100.75	105.00	4.25	3.26	278	0.85	2.54	2.75
U-127-25	Int Este 1.5 Vein	117.80	121.15	3.35	2.57	234	0.30	2.83	5.25
U-128-25	Mariana Vein	95.15	98.25	3.1	2.37	952	0.30	5.97	11.40
U-128-25	Volc / Sed Contact (North)	101.65	107.45	5.8	3.71	241	0.56	2.96	9.27
U-130-25	Mariana Vein	41.50	44.25	2.75	2.11	252	0.31	0.71	1.60
U-131-25	Mariana Vein	109.90	114.10	4.2	3.22	412	0.48	4.46	8.02
U-131-25	Volc / Sed Contact (North)	116.20	134.10	17.9	15.70	201	0.91	1.89	2.76

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U-133-25	Int Este 1.5 Vein	54.75	58.00	3.25	1.63	242	0.24	3.54	12.44
U-133-25	NC2 East Vein	112.60	114.85	2.25	2.11	54	0.04	3.15	8.43
U-137-25	Mariana Vein	40.50	43.65	3.15	2.86	519	1.01	2.00	3.27
U-137-25	Int Este 1.5 Vein	63.25	64.15	0.9	0.38	1,018	0.29	0.39	0.31
U-138-25	Mariana Vein	47.00	49.10	2.1	1.97	196	0.20	0.96	2.37
U-140-25	Mariana Vein	65.70	73.30	7.6	5.90	189	0.33	2.30	5.13
U-140-25	NC2 East Vein	91.40	91.70	0.3	0.19	2,140	1.49	3.67	7.63
U-141-25	Mariana Vein	39.55	42.25	2.7	2.45	1,442	3.73	1.12	2.62
U-143-25	Sofia Vein	47.00	48.25	1.25	0.80	326	0.19	4.09	11.51
U-143-25	Volc / Sed Contact (North)	66.10	75.20	9.1	2.98	242	0.25	1.73	6.18
U-144-25	Mariana Vein	36.80	39.45	2.65	2.03	673	0.27	2.71	5.14
U-144-25	Int Este 1.5 Vein	54.00	54.30	0.3	0.15	1,979	0.18	17.58	9.00
U-145-25	Rubi Vein	119.75	123.30	3.55	1.21	372	0.21	3.81	6.61
U-145-25	NC2 East Vein	125.15	128.75	3.6	1.80	112	0.26	1.51	8.14
U-146-25	Mariana Vein	36.85	37.80	0.95	0.78	652	1.24	0.32	1.35
U-146-25	Volc / Sed Contact (North)	44.55	48.45	3.9	2.99	226	0.32	2.12	4.10
U-149-25	Mariana Vein	38.50	41.20	2.7	2.34	232	0.22	1.37	1.83
U-150-25	Mariana Vein	59.05	64.70	5.65	3.24	427	0.33	2.60	5.66
U-154-25	Jade Vein	84.85	87.25	2.4	1.38	292	0.28	5.11	11.01
U-155-25	Mariana Vein	65.00	72.50	7.5	4.78	287	1.72	4.59	8.05
U-155-25	Int Este 1.5 Vein	81.20	82.50	1.3	1.28	555	0.50	8.21	6.35
U-155-25	NC2 East Vein	141.90	143.20	1.3	0.84	37	0.25	1.47	0.85
U-156-25	Volc / Sed Contact (North)	80.00	82.30	2.3	1.02	519	0.49	5.30	9.96
U-157-25	Perla Vein	61.00	62.30	1.3	1.22	829	0.15	2.66	7.85
U-157-25	Int Este 1.5 Vein	73.40	73.70	0.3	0.23	1,566	0.12	2.60	8.12

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U-157-25	Volc / Sed Contact (North)	188.80	189.70	0.9	0.52	722	0.22	1.92	3.28
U-157-25	NC2 East Vein	192.65	194.45	1.8	1.17	581	0.54	3.07	5.80
U-158-25	Perla Vein	64.20	64.90	0.7	0.40	2,990	0.25	2.72	5.94
U-162-25	NC2 East Vein	177.75	179.80	2.05	1.45	254	0.25	3.59	8.54
U-164-25	Sofia Vein	58.80	59.25	0.45	0.44	1,994	0.16	2.06	5.39
U-164-25	Jade Vein	102.35	105.20	2.85	1.20	2,096	0.45	3.16	7.51
U-165-25	Int Este 1.5 Vein	79.80	81.25	1.45	0.83	490	0.17	1.21	2.77
U-168-25	Mariana Vein	50.10	52.65	2.55	2.51	576	0.06	0.69	1.42
U-168-25	NC2 East Vein	90.50	91.60	1.1	0.28	1,175	0.35	0.19	0.27
U-169-25	Volc / Sed Contact (North)	142.00	148.60	6.6	3.83	958	0.75	2.43	4.35
U-174-25	Int Este 1.5 Vein	78.80	79.95	1.15	1.15	77	0.09	0.27	1.05
U-174-25	Volc / Sed Contact (North)	170.45	171.50	1.05	0.80	335	0.17	0.60	1.10
Whitney Project (Timmins), Canada
The following table provides infill and exploration drill result highlights from the Whitney Project (Timmins), Canada for the period November 2024 to October 2025. Full infill and exploration drill results not included in this table, together with cross sections and plans, are available at: https://panamericansilver.com/operations/gold-segment/timmins/.

Hole ID	Zone	Including	From (m)	To (m)	Interval (m)	Est. True Width (m)	Au (g/t)
TW24-814	Bonwhit		299.50	300.10	0.60	0.42	67.50
TW24-822	Bonwhit		353.90	354.60	0.70	0.47	46.10
WHT-25-835	Broulan Reef		97.80	98.60	0.80	0.55	61.80
WHT-25-839	Broulan Reef		101.60	108.00	6.40	4.94	4.32
		Incl.	103.50	104.70	1.20	0.93	13.33
WHT-25-841	Broulan Reef		65.90	77.60	11.70	9.65	2.54
WHT-25-844	Broulan Reef		120.50	124.80	4.30	3.54	8.74
		Incl.	120.50	121.00	0.50	0.41	49.50
WHT-25-847	Broulan Reef		137.90	146.30	8.40	5.70	5.14
		Incl.	144.00	144.50	0.50	0.34	71.70
WHT-25-848	Broulan Reef		184.30	188.10	3.80	2.89	36.44
		Incl.	184.30	184.80	0.50	0.38	270.00
WHT-25-853	Broulan Reef		249.80	257.20	7.40	5.55	3.93
		Incl.	255.90	256.50	0.60	0.45	41.80
WHT-25-855	Broulan Reef		328.50	330.20	1.70	1.15	399.43
		Incl.	329.10	329.60	0.50	0.34	1350.00

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Hole ID	Zone	Including	From (m)	To (m)	Interval (m)	Est. True Width (m)	Au (g/t)
WHT-25-859	Broulan Reef		320.30	324.70	4.40	3.15	11.75
		Incl.	320.30	320.80	0.50	0.36	89.50
WHT-25-862	Broulan Reef		274.30	274.80	0.50	0.36	84.10
WHT-25-863	Broulan Reef		317.00	317.50	0.50	0.33	67.30
WHT-25-865	Hallnor		435.50	456.20	20.70	15.76	1.33
WHT-25-870	Hallnor		380.30	386.60	6.30	4.03	6.47
WHT-25-876	Broulan Reef		37.90	58.50	20.60	16.97	6.18
		Incl.	40.60	41.10	0.50	0.41	34.60
		Incl.	55.30	58.50	3.20	2.64	27.73
		Also Incl.	57.00	57.50	0.50	0.42	125.00
V-25-96D	Vogel		711.70	719.90	8.20	6.50	9.98
		Incl.	717.50	718.10	0.60	0.48	116.00
V-25-96E	Vogel		717.70	720.10	2.40	2.05	31.62
		Incl.	717.70	718.30	0.60	0.51	121.00
Huaron, Peru
The following table provides infill and exploration drill result highlights from the medium, lower and Horizonte sectors of the Huaron mine for the period November 2024 to October 2025. Full drill and channel sampling results not included in this table, together with cross sections and plans, are available at: https://panamericansilver.com/operations/silver-segment/huaron/.

Hole No	Vein	Zone	From (m)	To (m)	Interval (m)	Est. True Width (m)	Ag g/t	Cu%	Pb%	Zn%
DDH-U-125-24	COMETA RAMAL	Horizonte	390.95	393.15	2.20	1.57	627	0.09	15.46	10.22
DDH-U-127-24	COMETA RAMAL	Horizonte	408.00	410.45	2.45	1.60	173	0.04	6.15	4.89
DDH-U-131-24	COMETA RAMAL	Horizonte	415.05	421.00	5.95	4.00	182	0.09	4.69	8.08
DDH-U-133-24	COMETA RAMAL	Horizonte	388.50	394.15	5.65	3.97	221	0.09	6.45	5.79
DDH-U-136-24	COMETA RAMAL	Horizonte	455.45	479.85	24.40	10.50	261	0.11	6.96	7.25
DDH-S-004-25	COMETA RAMAL	Horizonte	679.55	682.35	2.80	0.59	665	0.25	7.95	8.14
DDH-S-006-25	COMETA RAMAL	Horizonte	602.20	605.65	3.45	1.00	390	0.21	10.15	12.54
DDH-U-006-25	COMETA RAMAL	Horizonte	377.50	379.55	2.05	1.50	248	0.10	6.67	12.98
DDH-U-010-25	COMETA RAMAL	Horizonte	432.60	436.05	3.45	2.30	189	0.09	5.00	5.31
DDH-U-016-25	COMETA RAMAL	Horizonte	370.55	374.55	4.00	2.80	254	0.15	7.79	13.42
DDH-U-067-25	VETA POZO D RAMAL NORTE	Middle	100.90	102.45	1.55	1.14	178	0.39	0.36	1.21
DDH-U-069-25	VETA POZO D RAMAL NORTE	Middle	88.45	92.15	3.70	3.03	139	0.34	0.52	1.48
DDH-U-070-25	VETA FASTIDIOSA	Horizonte	69.95	74.10	4.15	3.05	195	0.63	4.16	2.11
DDH-U-073-25	VETA FASTIDIOSA	Horizonte	66.05	67.80	1.75	1.50	214	0.19	7.11	5.32
DDH-U-074-25	VETA POZO D RAMAL NORTE	Middle	93.05	94.85	1.80	1.36	374	0.08	0.34	1.55
DDH-U-076-25	VETA POZO D RAMAL NORTE	Middle	75.85	77.45	1.60	1.50	232	0.40	0.10	0.62
DDH-U-081-25	VETA POZO D RAMAL NORTE	Middle	120.85	123.45	2.60	1.05	464	0.06	0.48	5.79

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Hole No	Vein	Zone	From (m)	To (m)	Interval (m)	Est. True Width (m)	Ag g/t	Cu%	Pb%	Zn%
DDH-U-084-25	VETA POZO D RAMAL NORTE	Middle	76.55	77.60	1.05	0.81	886	0.11	22.57	20.46
DDH-U-085-25	VETA FASTIDIOSA	Horizonte	74.65	76.75	2.10	1.70	176	0.10	6.30	7.57
DDH-U-089-25	VETA FASTIDIOSA	Horizonte	80.60	82.55	1.95	1.40	224	0.03	7.66	4.26
DDH-U-093-25	VETA POZO D RAMAL NORTE	Middle	107.40	114.80	7.40	5.40	394	0.34	0.12	1.24
DDH-U-094-25	VETA FASTIDIOSA	Horizonte	56.95	61.85	4.90	4.80	272	0.76	3.61	2.07
DDH-U-095-25	VETA FASTIDIOSA	Horizonte	63.20	65.30	2.10	2.00	163	0.09	4.19	1.77
DDH-U-098-25	VETA POZO D RAMAL NORTE	Middle	65.25	68.80	3.55	3.40	312	1.96	1.17	6.39
DDH-U-099-25	VETA FASTIDIOSA	Horizonte	202.25	205.60	3.35	2.00	143	0.04	0.70	1.16
DDH-U-100-25	VETA POZO D RAMAL NORTE	Middle	72.65	74.20	1.55	1.45	528	0.20	0.80	5.20
DDH-U-103-25	VETA FASTIDIOSA	Horizonte	158.25	161.80	3.55	3.10	318	0.05	7.64	6.03
DDH-U-104-25	VETA POZO D RAMAL NORTE	Middle	94.35	102.85	8.50	6.30	176	0.12	0.97	8.65
DDH-U-105-25	VETA FASTIDIOSA	Horizonte	187.55	190.30	2.75	1.88	168	0.31	1.09	2.03
DDH-U-106-25	VETA FASTIDIOSA	Horizonte	169.05	174.10	5.05	3.88	147	0.04	1.55	1.17
DDH-U-108-25	VETA FASTIDIOSA	Horizonte	217.70	219.95	2.25	1.42	156	0.06	2.01	2.68
Minera Florida, Chile
The following table provides infill and exploration drill result highlights for the Minera Florida mine for the period November 2024 to October 2025. Full drill results not included in this table, together with cross sections and plans, are available at: https://panamericansilver.com/operations/gold-segment/minera-florida/.

Hole	Vein	From (m)	To (m)	Interval (m)	Est. True Width (m)	Au (g/t)	Ag (g/t)	Zn %
ALH4371	Peumo sur	103.65	104.85	1.20	0.90	15.65	26	4.15
ALH4653	Lorena	287.10	289.85	2.75	1.49	15.39	11	0.95
ALH4659	Lorena	331.20	336.85	5.65	2.63	4.59	6	2.80
ALH4664	Lorena	357.05	359.90	2.85	1.30	8.09	6	3.12
ALH4679	Peque 3	302.50	304.20	1.70	0.84	12.63	17	4.78
ALH4691	Lo Balta	259.75	261.35	1.60	1.08	8.78	13	1.55
ALH4736	Peque	152.75	158.40	5.65	1.79	6.06	47	0.07
ALH4736	Peque 3	232.80	235.85	3.05	1.05	18.75	86	1.16
ALH4768	Sorpresa	47.35	53.85	6.50	1.94	8.55	4	1.78
ALH4773	Lo Balta norte	125.10	126.10	1.00	0.82	15.15	28	7.36
ALH4774	PBE Sur	338.90	340.85	1.95	1.65	9.66	4	0.07
ALH4782	Peque	182.10	185.90	3.80	1.10	17.18	69	0.06
ALH4804	Ciprés_HBX_1	181.30	182.35	1.05	0.91	16.60	73	2.39
ALH4817	Peque	195.10	199.10	4.00	1.13	9.39	8	2.17
ALH4845	Las Lauras	170.55	172.15	1.60	1.13	22.40	18	0.03
ALH4860	Mila	132.80	137.05	4.25	1.99	8.86	6	0.04
ALH4883	Mila	91.30	93.35	2.05	2.04	4.16	429	0.75
ALH4903	Sat Mila SE	41.45	43.85	2.40	2.17	6.65	52	0.07
ALH4910	Mila	126.45	131.90	5.45	1.98	7.77	9	0.23

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Hole	Vein	From (m)	To (m)	Interval (m)	Est. True Width (m)	Au (g/t)	Ag (g/t)	Zn %
ALH4912	Fantasma HBX_10	186.90	189.30	2.40	1.49	7.92	7	0.04
ALH4918	Lauras 1	149.40	150.30	0.90	0.79	13.72	10	0.05
ALH4919	Gasparin	95.15	96.95	1.80	1.32	13.13	24	3.21
ALH4922	Sat Sorpresa 6	91.55	93.85	2.30	1.39	7.71	9	1.02
ALH4926	Gasparin	145.55	147.40	1.85	0.89	19.00	20	1.21
ALH4938	Mila	202.55	206.90	4.35	1.54	5.53	9	2.73
ALH4971	Mila	109.80	113.15	3.35	1.68	4.88	157	2.12
ALH4972	Fantasma HBX_10	212.95	215.25	2.30	1.32	5.91	71	1.53
ALH4976	Sorpresa	180.55	183.60	3.05	1.39	18.71	17	1.57
ALH4978	Rafael 2	97.15	98.30	1.15	1.13	2.96	509	0.72
ALH4995	Peque 3	262.70	269.05	6.35	1.85	4.49	12	2.88
ALH5000	Circular_1	54.55	56.50	1.95	0.65	15.53	754	0.14
ALH5008	Lucas_1	82.55	84.00	1.45	0.87	14.24	704	0.60
ALH5009	Centenario_1	104.50	108.05	3.55	3.28	13.84	11	1.42
ALH5025	Maqui Norte	57.25	58.95	1.70	1.06	20.19	11	0.28
ALH5034	Sat Mila 12	243.60	245.30	1.70	1.20	23.60	10	0.45
ALH5035	Don Leopoldo Sur	287.00	291.45	4.45	1.98	9.56	18	8.37
ALH5037	Rafael 2	141.30	142.75	1.45	0.99	1.90	931	0.81
ALH5038	Sat.Sorpresa 5	10.55	11.70	1.15	0.95	9.18	11	1.09
ALH5042	Sat Espino 5	217.35	219.05	1.70	1.43	14.90	14	0.12
ALH5059	Don Leopoldo Sur	314.50	319.55	5.05	1.84	5.03	11	3.11
ALH5065	Maqui C IV	63.00	65.90	2.90	1.66	11.34	48	2.06
ALH5098	Florencia NS	165.05	166.45	1.40	1.00	15.68	20	2.34
Cerro Moro, Argentina
The following table provides infill and exploration drill result highlights for the Cerro Moro mine for the period November 2024 to October 2025. Full infill and exploration drill results not included in this table, together with cross sections and plans, are available at https://panamericansilver.com/operations/silver-segment/cerro-moro/.

Hole No.	Sector	Incl.	From (m)	To (m)	Interval (m)	Est. True Width (m)	Au (g/t)	Ag (g/t)
MD4812	Naty Condor		34.00	52.30	18.30	17.95	13.51	228
		incl	37.00	40.00	3.00	2.94	55.14	956
			45.25	48.00	2.75	2.70	17.11	163
MD4814	Naty Condor		53.90	56.80	2.90	2.84	25.01	137
		incl	53.90	55.20	1.30	1.28	51.28	217
MD4881	Naty Condor		44.00	59.64	15.64	10.54	14.00	137
		incl	55.00	56.00	1.00	0.90	87.60	280
MD4884	Naty Condor		35.95	39.95	4.00	2.70	24.63	755
MD4891	Nini		81.30	88.80	7.50	7.20	3.87	308

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Hole No.	Sector	Incl.	From (m)	To (m)	Interval (m)	Est. True Width (m)	Au (g/t)	Ag (g/t)
MD4936	Nini		115.21	116.60	1.39	1.37	6.50	777
MD4943	Nini		59.00	63.92	4.92	4.64	9.51	564
MD4951	Naty Condor		8.55	19.05	10.50	10.35	8.22	265
MD4954	Naty Condor		4.55	5.90	1.35	1.34	41.09	110
			106.00	107.50	1.50	1.38	44.00	100
MD4957	Naty Condor		38.80	50.40	11.60	7.87	4.88	120
MD4959	Naty Condor		56.70	62.15	5.45	5.30	8.46	522
MD4964	Nini		1.30	11.65	10.35	5.64	4.64	379
MD4975	Naty Condor		8.50	12.00	3.50	3.46	14.01	148
MD4976	Nini		134.55	135.83	1.28	1.28	6.36	1,167
MD4979	Naty		19.50	24.10	4.60	1.94	3.58	176
MD5037	Naty Condor		35.44	59.66	24.22	17.85	21.84	975
		incl	35.44	43.90	8.46	6.24	34.16	1,254
MD5046	Naty Condor		37.55	57.90	20.35	20.27	4.20	69
		incl	37.55	39.00	1.45	1.45	29.66	71
MD5051	Naty		70.45	71.60	1.15	0.92	4.26	387
MD5129	Nini		27.31	29.50	2.19	1.84	31.91	1,095
MD5142	Naty Condor		38.90	55.75	16.85	16.59	4.67	108
MD5147	Naty Condor		16.00	16.80	0.80	0.59	99.60	3,167
			40.20	51.20	11.00	9.25	10.16	101
MD5153	Naty Condor		15.40	32.20	16.80	16.80	9.24	36
MD5157	Naty Condor		85.00	91.55	6.55	4.77	15.47	1,094
MD5168	Naty Condor		34.75	38.75	4.00	3.91	11.62	510
MD5175	Naty Condor		52.00	56.54	4.54	4.53	13.77	327
General Notes with Respect to Technical Information
Grades are shown as contained metal before mill recoveries are applied. The Company has undertaken a verification process with respect to the data disclosed in this news release.
Samples are analyzed at a variety of laboratories, including by in-house staff at the mine (Jacobina, La Colorada and Cerro Moro), mine laboratories operated by third party independent commercial labs (Huaron), and commercial laboratories off-site (La Colorada, El Peñon, Minera Florida, Cerro Moro, Whitney and Jacobina). All the assay data reported in this news release has been subjected to the industry standard quality assurance and quality control ("QA/QC") program including the submission of certified standards, blanks, and duplicate samples. The results are reviewed on a monthly and quarterly basis by management. In general, the assay analytical technique for silver, lead, zinc and copper is acid digestion with either ICP or atomic absorption finish. The analytical technique for gold uses fire assay and atomic absorption spectrometry (AAS) finish. A gravimetric finish would be used if the gold assay exceeds > 10 g/t (or >5 g/t at El Peñon). At Cerro Moro, the analytical technique for silver uses fire assay and AAS finish. If the silver assay exceeds 1,000 g/t, a gravimetric finish is used. The results of the QA/QC samples submitted for the resource databases demonstrate acceptable accuracy and precision. The offsite commercial laboratories are independent from Pan American and certified by ISO 17025:2017.
The Qualified Persons are of the opinion that the sample preparation, analytical, and security procedures followed for the samples are sufficient and reliable for the purpose of this news release and for the purpose of any future mineral resource and mineral reserve estimates. There were no limitations on the Qualified Persons' verification process. Pan American is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data reported herein.
Mineral resources and mineral reserves are as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.

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See the Company’s Annual Information Form dated February 19, 2025, available at www.sedarplus.com, or the Company’s most recent Form 40-F filed with the United States Securities and Exchange Commission (the "SEC") for further information on the Company’s material mineral properties, including detailed information concerning associated QA/QC and data verification matters, the key assumptions, parameters and methods used by the Company to estimate mineral reserves and mineral resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company’s business and the potential development of the Company’s mineral reserves and mineral resources.
Technical information contained in this news release with respect to Pan American has been reviewed and approved by Christopher Emerson, FAusIMM, Senior Vice President Exploration and Geology, and Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom is a Qualified Person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects (‘‘NI 43-101’’). Pan American is authorized by The Association of Professional Engineers and Geoscientists of the Province of British Columbia to engage in Reserved Practice under Permit to Practice number 1001470.
Cautionary Note to US Investors
This news release has been prepared in accordance with the requirements of Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards (“CIM Standards”), which differ from the requirements of U.S. securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.
Canadian public disclosure standards, including NI 43-101, differ significantly from the requirements of the SEC, and information concerning mineralization, deposits, mineral reserve and mineral resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this new release uses the terms “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any indicated mineral resources or inferred mineral resources that the Company reports are or will be economically or legally mineable. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Under Canadian securities laws, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.
About Pan American
Pan American is a leading producer of silver and gold in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own a 44% joint venture interest in the Juanicipio mine in Mexico, a 100% interest in the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for over three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
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For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: plans to drill a total of approximately 540,000 metres in 2025; the extent of, and success related to any future exploration or

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development programs, including with respect to its Jacobina, El Peñon, La Colorada, Timmins, Huaron, Minera Florida, and Cerro Moro mines, and the potential impact of any drill results on the Company’s mineral reserves or mineral resources.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to properties and the surface rights necessary for our operations, including contractual rights from third parties and adjacent property owners; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, GTQ, CAD, CLP, and BRL versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments, including legal restrictions relating to mining, risks relating to expropriation, and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; the duration and effects any pandemics on our operations and workforce; and those factors identified under the caption “Risks Related to Pan American’s Business” in Pan American’s most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management’s current views of our near and longer term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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